File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

BRL50,000,000 9.00 per cent. Notes due August 28, 2012, as from February 24, 2010 to be consolidated and form a single series with each of the Bank's BRL125,000,000 9.00 per cent. Notes due August 28, 2012 issued on August 28, 2009, the Bank's BRL50,000,000 9.00 per cent. Notes due August 28, 2012 issued on September 15, 2009, the Bank's BRL50,000,000 9.00 per cent. Notes due August 28, 2012 issued on September 23, 2009, the Bank's BRL48,000,000 9.00 per cent. Notes due August 28, 2012 issued on October 6, 2009, the Bank's BRL52,000,000 9.00 per cent. Notes due August 28, 2012 issued on October 29, 2009, and the Bank's BRL35,000,000 9.00 per cent. Notes due August 28, 2012, issued on February 10, 2010

Filed pursuant to Rule 3 of Regulation IA

Dated: February 19, 2010


10015594

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the Bank's BRL50,000,000 9.00 per cent. Notes due August 28, 2012 (the "Notes"), as from February 24, 2010 to be consolidated and form a single series with each of the Bank's BRL125,000,000 9.00 per cent. Notes due August 28, 2012 issued on August 28, 2009, the Bank's BRL50,000,000 9.00 per cent. Notes due August 28, 2012 issued on September 15, 2009, the Bank's BRL50,000,000 9.00 per cent. Notes due August 28, 2012 issued on September 23, 2009, the Bank's BRL48,000,000 9.00 per cent. Notes due August 28, 2012 issued on October 6, 2009, the Bank's BRL52,000,000 9.00 per cent. Notes due August 28, 2012 issued on October 29, 2009, and the Bank's BRL35,000,000 9.00 per cent. Notes due August 28, 2012, issued on February 10, 2010 under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated February 19, 2010 (the "Terms Agreement") and the Pricing Supplement dated as of February 19, 2010 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	102.0875%	1.375%	100.7125%
Total:	BRL51,043,750 (USD27,426,565.28)	BRL687,500.00 (USD 369,405.19)	BRL50,356,250.00 (USD27,057,251.09)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

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1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from August 28, 2009, which is expected to be BRL2,219,178.08,as of February 24, 2010.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 20, 2009
(B) Pricing Supplement
(C) Terms Agreement



Exhibit A

March 20, 2009

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-17/09, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 292
Tranche No: 7

BRL 50,000,000 9.00 per cent. Notes due August 28, 2012 (the "Notes") as from February 24, 2010to be consolidated and form a single series with each of the Bank's BRL 125,000,000 9.00 per cent. Notes due August 28, 2012, issued on August 28, 2009 (the "Series 292 Tranche 1 Notes"), the Bank's BRL 50,000,000 9.00 per cent. Notes due August 28, 2012, issued on September 15, 2009 (the "Series 292 Tranche 2 Notes"), the Bank's BRL 50,000,000 9.00 per cent. Notes due August 28, 2012, issued on September 23, 2009 (the "Series 292 Tranche 3 Notes") and the Bank's BRL 48,000,000 9.00 per cent. Notes due August 28, 2012, issued on October 6, 2009 (the "Series 292 Tranche 4 Notes"), the Bank's BRL 52,000,000 9.00 per cent. Notes due August 28, 2012 issued on October 29, 2009 (the "Series 292 Tranche 5 Notes") and the Bank's BRL 35,000,000 9.00 per cent. Notes due August 28, 2012 issued on February 10, 2010 (the "Series 292 Tranche 6 Notes")

payable in U.S. Dollars

Issue Price: 102.0875 per cent. plus 180 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

RBC Capital Markets

The date of this Pricing Supplement is as of February 19, 2010

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus"), which for the avoidance of doubt does not constitute a "prospectus" for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or a "base prospectus" for the purposes of the EU Prospectus Directive. This Pricing Supplement must be read in conjunction with the Prospectus and the United Kingdom Listing Authority Listing Particulars dated August 5, 2009 (the "Listing Particulars"). This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is provided on the basis of the combination of the information contained in this Pricing Supplement, the Prospectus and the Listing Particulars.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	292
	Tranche No:	7
2.	Aggregate Principal Amount:	BRL 50,000,000 As from the Issue Date the Notes will be consolidated and form a single series with the Series 292 Tranche 1 Notes, the Series 292 Tranche 2 Notes, the Series 292 Tranche 3 Notes, the Series 292 Tranche 4 Notes, the Series 292 Tranche 5 Notes and the Series 292 Tranche 6 Notes
3.	Issue Price:	BRL 53,262,928.08 which is 102.0875 per cent. of the Aggregate Principal Amount plus the amount of BRL 2,219,178.08 representing 180 days' accrued interest inclusive
4.	Issue Date:	February 24, 2010
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(e) of "Other Relevant Terms" below.

6.	Authorized Denomination(s) (Condition 1(b)):	BRL 5,000
7.	Specified Currency (Condition 1(d)):	Brazilian Real ("**BRL**") being the lawful currency of Brazil
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S. Dollars ("**USD**")
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate and Zero Coupon):	August 28, 2012
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	August 28, 2009
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	9.00 per cent. per annum
	(b) Business Day Convention:	Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually on each August 28, commencing on August 28, 2010 and ending on, and including, the Maturity Date.
	(d) Fixed Rate Interest Period:	Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but

exclude the Maturity Date.

For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.

(e) Fixed Rate Day Count Fraction(s): Actual/Actual (ICMA)

(f) Calculation of Interest Amount: As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the Reference Rate and calculate the amount of interest payable (the "Interest Amount") with respect to each Authorized Denomination for the relevant Fixed Rate Interest Period ("Interest Period").

The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Rate Fixing Date (as defined below) and equal to the following product:

Interest Rate *multiplied by* Authorized Denomination *divided by* Reference Rate,

and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards.

Where:

'Reference Rate' in respect of any Determination date means the offered rate for U.S. Dollars (referred to herein as "BRL PTAX"), expressed as the amount of Brazilian Reais per one U.S. Dollar, for settlement in two New York and Brazilian Business Days (as defined below), reported by the Banco Central do Brasil on the SISBACEN Data System under transaction code PTAX-800

("Consultas de Cambio" or "Exchange Rate Enquiry"), Option 5 ("Cotacões para Contabilidade" or "Rates for Accounting Purposes") at approximately 6:00 p.m. São Paulo time, on such date; *provided however* that if BRL 12 (as defined below) is available on such date and BRL PTAX is either unavailable or differs by more than 3% from BRL 12, then BRL 12 shall be substituted for BRL PTAX as the BRL Reference Rate for such date.

'**BRL12**' on a specified date means the foreign exchange rate as specified in the ISDA 1998 FX and Currency Options Definitions updated as of January 12, 2007, which is the BRL/USD specified rate for USD, expressed as the amount of BRL per one USD, for settlement in "two" New York and Brazilian Business Days, as calculated by EMTA (or a service provider EMTA may in its sole discretion select) pursuant to the EMTA BRL Industry Survey Methodology (as defined below), and published on EMTA's website (www.emta.org) at approximately 3:45 p.m. São Paulo time or as soon as practicable thereafter on such date.

'**EMTA BRL Industry Survey Methodology**' means a methodology, dated as of March 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions in Brazil that are active participants in the BRL/USD spot rate markets for the purposes of determining BRL12.

'**Rate Fixing Date**' is a date that is five New York and Brazilian Business Days prior to any Fixed Rate Interest Payment Date and/or the Maturity Date.

In the event that both the PTAX Rate and the BRL12 are unavailable on the relevant Reference Rate Fixing Date, the BRL Reference Rate will be determined by the Calculation Agent on such Reference Rate Fixing Date, acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice, by reference to the quotations received from three leading Brazilian Banks as shall be selected by the Calculation Agent in its sole discretion (collectively, the "Brazilian Reference Banks"). The Calculation Agent will ask for quotations of each of the Brazilian Reference Banks for calculating the BRL/USD exchange rate for the purchase of USD in connection with obligations that are of the same nature as the Notes and which are payable or mature on the same date as the Maturity Date of the Notes.

The BRL Reference Rate will then be the average of the BRL/USD offered rate obtained from the Brazilian Reference Banks. If only two quotations are provided, the BRL Reference Rate will then be the average BRL/USD rates obtained. If only one quotation is obtained, the BRL Reference Rate will be that quotation. Where no such quotations are obtained from the Brazilian Reference Banks, if the Calculation Agent determines in its sole discretion that there are one or two suitable replacement banks active in the BRL/USD currency and foreign exchange market that could provide quotations of the BRL/USD rate, the Calculation Agent shall ask such banks to provide such quotations and shall use such quotations it receives to determine the BRL Reference Rate (taking an average rate, as set forth above, if applicable).

(g)	Calculation Agent (if not the	See "7. Identity of Calculation Agent"

	Global Agent):	under "Other Relevant Terms"
(h)	Notification:	If the Interest Amount payable on any Fixed Rate Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the BRL PTAX and the Reference Rate, the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 *(Notices).*
14.	Relevant Financial Center:	New York and Brazil
15.	Relevant Business Day(s):	"**Relevant Business Day**" means a day that is both (i) a day other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in New York and (ii) a Brazilian Business Day (as defined below). "**Brazilian Business Day**" means a day (other than a Saturday or a Sunday) defined by Banco Central do Brasil on which the Brazilian Federal Bank is open for business.
16.	Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to each Authorized Denomination will be a USD amount calculated by the Calculation Agent on the Rate Fixing Date with respect to the Maturity Date and equal to the following product: Authorized Denomination *divided by* Reference Rate, and rounding, if necessary, the entire resulting figure to 2 decimal places USD with USD 0.005 being rounded upwards.
17.	Issuer's Optional Redemption (Condition 6(e)):	No
18.	Redemption at the Option of the	

	Noteholders (Condition 6(f)):	No
19.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9, the Early Redemption Amount with respect to each Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; provided, that for purposes of such determination, the "Reference Rate Fixing Date" shall be the date that is five (5) Brazilian Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9.
20.	Governing Law:	New York
21.	Selling Restrictions:	The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement.
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
	(c) Federative Republic of Brazil:	The Dealer has represented and agreed that it has not offered or sold and will not

	offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Commissão de Valores Mobililiarios, the "CVM").
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear Bank S.A./N.V.; Clearstream Banking, sociétè anonyme.
3.	Syndicated:	No
4.	Commissions and Concessions:	1.375% of the Aggregate Principal Amount.
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all expenses related to the issuance of the Notes.
6.	Codes:	
	(a) Common Code:	044838605
	(b) ISIN:	XS0448386051

7.	Identity of Dealer:	Royal Bank of Canada Europe Limited
8.	Identity of Calculation Agent:	Royal Bank of Canada, Toronto Branch RBC Centre, 8th Floor 155 Wellington Street West Toronto, Ontario Canada M5V 3H1 In relation to each Reference Rate Fixing Date, as soon as is reasonably practicable after the determination of the relevant Reference Rate in relation thereto, on the date on which the relevant Reference Rate is to be determined, (of if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the Reference Rate, and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto. All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

9. Provisions for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note:	No
(c) Definitive Bearer Notes:	No, except in the circumstances described under "Form of Notes" herein and in the Prospectus.
(d) Individual Definitive Registered Notes:	No
(e) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended among the Bank, Citibank, N.A. or Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Consequences

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but will, depending on your circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. *Noteholders should consult their own tax advisors concerning the consequences of owing the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.*

4. Additional Investment Considerations:

There are significant risks associated with the Notes including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the Reference Rate may result in a Redemption Amount of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

INTER-AMERICAN DEVELOPMENT BANK

By: 

Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

Exhibit C

TERMS AGREEMENT NO. 292 TRANCHE 7 UNDER
THE PROGRAM

As of February 19, 2010

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's BRL 50,000,000 9.00 per cent. Notes due August 28, 2012 (the "Notes", as from February 24, 2010 to be consolidated and form a single series with each of the Bank's BRL 125,000,000 9.00 per cent. Notes due August 28, 2012, issued on August 28, 2009 (the "Series 292 Tranche 1 Notes"), the Bank's BRL 50,000,000 9.00 per cent. Notes due August 28, 2012, issued on September 15, 2009 (the "Series 292 Tranche 2 Notes"), the Bank's BRL 50,000,000 9.00 per cent. Notes due August 28, 2012, issued on September 23, 2009 (the "Series 292 Tranche 3 Notes"), the Bank's BRL 48,000,000 9.00 per cent. Notes due August 28, 2012, issued on October 6, 2009 (the "Series 292 Tranche 4 Notes"), the Bank's BRL 52,000,000 9.00 per cent. Notes due August 28, 2012 issued on October 29, 2009 (the "Series 292 Tranche 5 Notes") and the Bank's BRL 35,000,000 9.00 per cent. Notes due August 28, 2012 issued on February 10, 2010 (the "Series 292 Tranche 6 Notes")) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on February 24, 2010 (the "Settlement Date"), at an aggregate purchase price of BRL 53,262,928.08 (USD 28,619,057.59 at the agreed rate of 1.8611 BRL/USD) which is 102.0875 per cent. of the Aggregate Principal Amount plus the amount of BRL 2,219,178.08 of 180 days' accrued interest, payable in U.S. Dollars and adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions, except for the document referred to in subparagraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above adjusted as follows: issue price of 102.0875 per cent. of the Aggregate Principal Amount (BRL 51,043,750) less a combined management and underwriting fee and selling concession of 1.375 percent of the aggregate principal amount (BRL 687,500) plus 180 days' accrued interest of BRL 2,219,178.08. For the avoidance of doubt, the Dealer's purchase price after the above adjustments is BRL 52,575,428.08 (USD 28,249,652.40 at the agreed rate of 1.8611 BRL/USD) and will be paid in U.S. Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions, except for the document referred to in subparagraph (iii) of section 6(b), the receipt of which is hereby waived by the undersigned.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

   For purposes hereof, the notice details of the undersigned are as follows:

   FOR THE BANK:

   Inter-American Development Bank
   1300 New York Avenue, N.W.
   Washington, D.C. 20577
   Attention: Finance Department
   Chief, Treasury Division
   Telephone: 202-623-1310
   Facsimile: 202-623-3388

   FOR THE DEALER:

   Royal Bank of Canada Europe Limited
   71 Queen Victoria Street
   London EC4V 4DE
   Attention: Bond Origination and Syndicate Desk
   Telephone: +44 207 029 7031
   Facsimile: +44 207 029 7927

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Represents and agrees that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

ROYAL BANK OF CANADA EUROPE LIMITED
(the "Dealer")

By: 
Name: Bettina Howson
Title: Manager

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: 

Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

BRL50,000,000 9.00 per cent. Notes due August 28, 2012, as from February 24, 2010 to be consolidated and form a single series with each of the Bank's BRL125,000,000 9.00 per cent. Notes due August 28, 2012 issued on August 28, 2009, the Bank's BRL50,000,000 9.00 per cent. Notes due August 28, 2012 issued on September 15, 2009, the Bank's BRL50,000,000 9.00 per cent. Notes due August 28, 2012 issued on September 23, 2009, the Bank's BRL48,000,000 9.00 per cent. Notes due August 28, 2012 issued on October 6, 2009, the Bank's BRL52,000,000 9.00 per cent. Notes due August 28, 2012 issued on October 29, 2009, and the Bank's BRL35,000,000 9.00 per cent. Notes due August 28, 2012, issued on February 10, 2010

Filed pursuant to Rule 3 of Regulation IA

Dated: February 19, 2010

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issue of the Bank's BRL50,000,000 9.00 per cent. Notes due August 28, 2012 (the "Notes"), as from February 24, 2010 to be consolidated and form a single series with each of the Bank's BRL125,000,000 9.00 per cent. Notes due August 28, 2012 issued on August 28, 2009, the Bank's BRL50,000,000 9.00 per cent. Notes due August 28, 2012 issued on September 15, 2009, the Bank's BRL50,000,000 9.00 per cent. Notes due August 28, 2012 issued on September 23, 2009, the Bank's BRL48,000,000 9.00 per cent. Notes due August 28, 2012 issued on October 6, 2009, the Bank's BRL52,000,000 9.00 per cent. Notes due August 28, 2012 issued on October 29, 2009, and the Bank's BRL35,000,000 9.00 per cent. Notes due August 28, 2012, issued on February 10, 2010 under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated February 19, 2010 (the "Terms Agreement") and the Pricing Supplement dated as of February 19, 2010 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note:	102.0875%	1.375%	100.7125%
Total:	BRL51,043,750	BRL687,500.00	BRL50,356,250.00
	(USD27,426,565.28)	(USD 369,405.19)	(USD27,057,251.09)

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from August 28, 2009, which is expected to be BRL2,219,178.08,as of February 24, 2010.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 20, 2009
(B) Pricing Supplement
(C) Terms Agreement



Exhibit A

March 20, 2009

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-17/09, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No.: 292
Tranche No: 7

BRL 50,000,000 9.00 per cent. Notes due August 28, 2012 (the "Notes") as from February 24, 2010to be consolidated and form a single series with each of the Bank's BRL 125,000,000 9.00 per cent. Notes due August 28, 2012, issued on August 28, 2009 (the "Series 292 Tranche 1 Notes"), the Bank's BRL 50,000,000 9.00 per cent. Notes due August 28, 2012, issued on September 15, 2009 (the "Series 292 Tranche 2 Notes"), the Bank's BRL 50,000,000 9.00 per cent. Notes due August 28, 2012, issued on September 23, 2009 (the "Series 292 Tranche 3 Notes") and the Bank's BRL 48,000,000 9.00 per cent. Notes due August 28, 2012, issued on October 6, 2009 (the "Series 292 Tranche 4 Notes"), the Bank's BRL 52,000,000 9.00 per cent. Notes due August 28, 2012 issued on October 29, 2009 (the "Series 292 Tranche 5 Notes") and the Bank's BRL 35,000,000 9.00 per cent. Notes due August 28, 2012 issued on February 10, 2010 (the "Series 292 Tranche 6 Notes")

payable in U.S. Dollars

Issue Price: 102.0875 per cent. plus 180 days' accrued interest

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

RBC Capital Markets

The date of this Pricing Supplement is as of February 19, 2010

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus"), which for the avoidance of doubt does not constitute a "prospectus" for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or a "base prospectus" for the purposes of the EU Prospectus Directive. This Pricing Supplement must be read in conjunction with the Prospectus and the United Kingdom Listing Authority Listing Particulars dated August 5, 2009 (the "Listing Particulars"). This document is issued to give details of an issue by Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus and the Listing Particulars. Complete information in respect of the Bank and this offer of the Notes is provided on the basis of the combination of the information contained in this Pricing Supplement, the Prospectus and the Listing Particulars.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	292
	Tranche No:	7
2.	Aggregate Principal Amount:	BRL 50,000,000 As from the Issue Date the Notes will be consolidated and form a single series with the Series 292 Tranche 1 Notes, the Series 292 Tranche 2 Notes, the Series 292 Tranche 3 Notes, the Series 292 Tranche 4 Notes, the Series 292 Tranche 5 Notes and the Series 292 Tranche 6 Notes
3.	Issue Price:	BRL 53,262,928.08 which is 102.0875 per cent. of the Aggregate Principal Amount plus the amount of BRL 2,219,178.08 representing 180 days' accrued interest inclusive
4.	Issue Date:	February 24, 2010
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9(e) of "Other Relevant Terms" below.

6.	Authorized Denomination(s) (Condition 1(b)):	BRL 5,000
7.	Specified Currency (Condition 1(d)):	Brazilian Real (“**BRL**”) being the lawful currency of Brazil
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	U.S. Dollars (“**USD**”)
9.	Specified Interest Payment Currency (Conditions 1(d) and 7(h)):	USD
10.	Maturity Date (Condition 6(a); Fixed Interest Rate and Zero Coupon):	August 28, 2012
11.	Interest Basis (Condition 5):	Fixed Interest Rate (Condition 5(I))
12.	Interest Commencement Date (Condition 5(III)):	August 28, 2009
13.	Fixed Interest Rate (Condition 5(I)):	Condition 5(I) as amended and supplemented below, shall apply to the Notes. The bases of the Calculation of the Interest Amount, Interest Payment Dates and default interest are as set out below.
	(a) Interest Rate:	9.00 per cent. per annum
	(b) Business Day Convention:	Following Business Day Convention
	(c) Fixed Rate Interest Payment Date(s):	Annually on each August 28, commencing on August 28, 2010 and ending on, and including, the Maturity Date.
	(d) Fixed Rate Interest Period:	Each period from and including each Interest Payment Date to but excluding the next following Interest Payment Date, *provided* that the initial Interest Period will commence on and include the Interest Commencement Date, and the final Interest Period will end on but

exclude the Maturity Date.

For the purposes of the calculation of the Interest Amount payable for any Interest Period, there shall be no adjustment pursuant to the Business Day Convention specified above.

(e) Fixed Rate Day Count Fraction(s): Actual/Actual (ICMA)

(f) Calculation of Interest Amount: As soon as practicable and in accordance with the procedure specified herein, the Calculation Agent will determine the Reference Rate and calculate the amount of interest payable (the "Interest Amount") with respect to each Authorized Denomination for the relevant Fixed Rate Interest Period ("Interest Period").

The Interest Amount with respect to any Interest Period shall be a USD amount calculated on the relevant Rate Fixing Date (as defined below) and equal to the following product:

Interest Rate *multiplied by* Authorized Denomination *divided by* Reference Rate,

and rounding, if necessary, the entire resulting figure to the nearest 2 decimal places, with USD 0.005 being rounded upwards.

Where:

'Reference Rate' in respect of any Determination date means the offered rate for U.S. Dollars (referred to herein as "BRL PTAX"), expressed as the amount of Brazilian Reais per one U.S. Dollar, for settlement in two New York and Brazilian Business Days (as defined below), reported by the Banco Central do Brasil on the SISBACEN Data System under transaction code PTAX-800

("Consultas de Cambio" or "Exchange Rate Enquiry"), Option 5 ("Cotacões para Contabilidade" or "Rates for Accounting Purposes") at approximately 6:00 p.m. São Paulo time, on such date; *provided however* that if BRL 12 (as defined below) is available on such date and BRL PTAX is either unavailable or differs by more than 3% from BRL 12, then BRL 12 shall be substituted for BRL PTAX as the BRL Reference Rate for such date.

'**BRL12**' on a specified date means the foreign exchange rate as specified in the ISDA 1998 FX and Currency Options Definitions updated as of January 12, 2007, which is the BRL/USD specified rate for USD, expressed as the amount of BRL per one USD, for settlement in "two" New York and Brazilian Business Days, as calculated by EMTA (or a service provider EMTA may in its sole discretion select) pursuant to the EMTA BRL Industry Survey Methodology (as defined below), and published on EMTA's website (www.emta.org) at approximately 3:45 p.m. São Paulo time or as soon as practicable thereafter on such date.

'**EMTA BRL Industry Survey Methodology**' means a methodology, dated as of March 1, 2004, as amended from time to time, for a centralized industry-wide survey of financial institutions in Brazil that are active participants in the BRL/USD spot rate markets for the purposes of determining BRL12.

'**Rate Fixing Date**' is a date that is five New York and Brazilian Business Days prior to any Fixed Rate Interest Payment Date and/or the Maturity Date.

In the event that both the PTAX Rate and the BRL12 are unavailable on the relevant Reference Rate Fixing Date, the BRL Reference Rate will be determined by the Calculation Agent on such Reference Rate Fixing Date, acting in good faith and in a commercially reasonable manner, having taken into account relevant market practice, by reference to the quotations received from three leading Brazilian Banks as shall be selected by the Calculation Agent in its sole discretion (collectively, the "Brazilian Reference Banks"). The Calculation Agent will ask for quotations of each of the Brazilian Reference Banks for calculating the BRL/USD exchange rate for the purchase of USD in connection with obligations that are of the same nature as the Notes and which are payable or mature on the same date as the Maturity Date of the Notes.

The BRL Reference Rate will then be the average of the BRL/USD offered rate obtained from the Brazilian Reference Banks. If only two quotations are provided, the BRL Reference Rate will then be the average BRL/USD rates obtained. If only one quotation is obtained, the BRL Reference Rate will be that quotation. Where no such quotations are obtained from the Brazilian Reference Banks, if the Calculation Agent determines in its sole discretion that there are one or two suitable replacement banks active in the BRL/USD currency and foreign exchange market that could provide quotations of the BRL/USD rate, the Calculation Agent shall ask such banks to provide such quotations and shall use such quotations it receives to determine the BRL Reference Rate (taking an average rate, as set forth above, if applicable).

(g) Calculation Agent (if not the | See "7. Identity of Calculation Agent"

	Global Agent):	under "Other Relevant Terms"
	(h) Notification:	If the Interest Amount payable on any Fixed Rate Interest Payment Date or the Redemption Amount, as the case may be, is calculated in any manner other than by utilizing the BRL PTAX and the Reference Rate, the Global Agent on behalf of the Bank shall give notice as soon as reasonably practicable to the Noteholders in accordance with Condition 14 (*Notices).*
14.	Relevant Financial Center:	New York and Brazil
15.	Relevant Business Day(s):	"**Relevant Business Day**" means a day that is both (i) a day other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in New York and (ii) a Brazilian Business Day (as defined below). "**Brazilian Business Day**" means a day (other than a Saturday or a Sunday) defined by Banco Central do Brasil on which the Brazilian Federal Bank is open for business.
16.	Redemption Amount (Condition 6(a)):	The Redemption Amount with respect to each Authorized Denomination will be a USD amount calculated by the Calculation Agent on the Rate Fixing Date with respect to the Maturity Date and equal to the following product: Authorized Denomination *divided by* Reference Rate, and rounding, if necessary, the entire resulting figure to 2 decimal places USD with USD 0.005 being rounded upwards.
17.	Issuer's Optional Redemption (Condition 6(e)):	No
18.	Redemption at the Option of the	

	Noteholders (Condition 6(f)):	No
19.	Early Redemption Amount (including accrued interest, if applicable) (Condition 9):	In the event the Notes become due and payable as provided in Condition 9, the Early Redemption Amount with respect to each Authorized Denomination will be a USD amount equal to the Redemption Amount that is determined in accordance with "16. Redemption Amount" plus accrued and unpaid interest, if any, as determined in accordance with "13. Fixed Interest Rate (Condition 5(I))"; provided, that for purposes of such determination, the "Reference Rate Fixing Date" shall be the date that is five (5) Brazilian Business Days prior to the date upon which the Notes become due and payable as provided in Condition 9.
20.	Governing Law:	New York
21.	Selling Restrictions:	The following should be read in conjunction with the more complete description contained in Exhibit D to the Standard Provisions dated January 8, 2001, which are incorporated by reference into the Terms Agreement.
	(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
	(b) United Kingdom:	The Dealer agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
	(c) Federative Republic of Brazil:	The Dealer has represented and agreed that it has not offered or sold and will not

	offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Commissão de Valores Mobililiarios, the "CVM").
(d) General:	No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1.	Listing:	Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market with effect from the Issue Date.
2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	Euroclear Bank S.A./N.V.; Clearstream Banking, société anonyme.
3.	Syndicated:	No
4.	Commissions and Concessions:	1.375% of the Aggregate Principal Amount.
5.	Estimated Total Expenses:	None. The Dealer has agreed to pay for all expenses related to the issuance of the Notes.
6.	Codes:	
	(a) Common Code:	044838605
	(b) ISIN:	XS0448386051

7.	Identity of Dealer:	Royal Bank of Canada Europe Limited
8.	Identity of Calculation Agent:	Royal Bank of Canada, Toronto Branch RBC Centre, 8th Floor 155 Wellington Street West Toronto, Ontario Canada M5V 3H1

In relation to each Reference Rate Fixing Date, as soon as is reasonably practicable after the determination of the relevant Reference Rate in relation thereto, on the date on which the relevant Reference Rate is to be determined, (of if such date is not a Relevant Business Day, then on the next succeeding Relevant Business Day), the Calculation Agent shall notify the Issuer and the Global Agent of the Reference Rate, and the Interest Amount, and the Redemption Amount or Early Redemption Amount, as the case may be, in relation thereto.

All determinations of the Calculation Agent shall (in the absence of manifest error) be final and binding on all parties (including, but not limited to, the Bank and the Noteholders) and shall be made in its sole discretion in good faith and in a commercially reasonable manner in accordance with a calculation agent agreement between the Bank and the Calculation Agent.

9. Provisions for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note:	No
(c) Definitive Bearer Notes:	No, except in the circumstances described under "Form of Notes" herein and in the Prospectus.
(d) Individual Definitive Registered Notes:	No
(e) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, as amended among the Bank, Citibank, N.A. or Global Agent, and the other parties thereto.

General Information

Additional Information regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Consequences

A) *United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used, by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.*

B) The "Tax Matters" section of the Prospectus and any tax disclosure in this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

C) Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States but will, depending on your circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

D) Due to a change in law since the date of the Prospectus, the fourth paragraph of "—Purchase, Sale and Retirement of the Notes" under the United States Holders section should be read as follows: "Capital gain of a noncorporate United States holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year."

3. *Noteholders should consult their own tax advisors concerning the consequences of owing the Notes in their particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.*

4. Additional Investment Considerations:

There are significant risks associated with the Notes including but not limited to exchange rate risk, price risk and liquidity risk. Investors should consult their own financial, legal, accounting and tax advisors about the risks associated with an investment in these Notes, the appropriate tools to analyze that investment, and the suitability of the investment in each investor's particular circumstances.

The methodologies for determining the Reference Rate may result in a Redemption Amount of the Notes, or an interest payment on the Notes, being significantly less than anticipated.

INTER-AMERICAN DEVELOPMENT BANK

By: 

Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

Exhibit C

TERMS AGREEMENT NO. 292 TRANCHE 7 UNDER
THE PROGRAM

As of February 19, 2010

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agrees to purchase from you (the "Bank") the Bank's BRL 50,000,000 9.00 per cent. Notes due August 28, 2012 (the "Notes", as from February 24, 2010 to be consolidated and form a single series with each of the Bank's BRL 125,000,000 9.00 per cent. Notes due August 28, 2012, issued on August 28, 2009 (the "Series 292 Tranche 1 Notes"), the Bank's BRL 50,000,000 9.00 per cent. Notes due August 28, 2012, issued on September 15, 2009 (the "Series 292 Tranche 2 Notes"), the Bank's BRL 50,000,000 9.00 per cent. Notes due August 28, 2012, issued on September 23, 2009 (the "Series 292 Tranche 3 Notes"), the Bank's BRL 48,000,000 9.00 per cent. Notes due August 28, 2012, issued on October 6, 2009 (the "Series 292 Tranche 4 Notes"), the Bank's BRL 52,000,000 9.00 per cent. Notes due August 28, 2012 issued on October 29, 2009 (the "Series 292 Tranche 5 Notes") and the Bank's BRL 35,000,000 9.00 per cent. Notes due August 28, 2012 issued on February 10, 2010 (the "Series 292 Tranche 6 Notes")) described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at approximately 9:00 a.m. New York time on February 24, 2010 (the "Settlement Date"), at an aggregate purchase price of BRL 53,262,928.08 (USD 28,619,057.59 at the agreed rate of 1.8611 BRL/USD) which is 102.0875 per cent. of the Aggregate Principal Amount plus the amount of BRL 2,219,178.08 of 180 days' accrued interest, payable in U.S. Dollars and adjusted as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions, except for the document referred to in subparagraph (iii) of Section 6(b), the receipt of which is hereby waived by the undersigned.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above adjusted as follows: issue price of 102.0875 per cent. of the Aggregate Principal Amount (BRL 51,043,750) less a combined management and underwriting fee and selling concession of 1.375 percent of the aggregate principal amount (BRL 687,500) plus 180 days' accrued interest of BRL 2,219,178.08. For the avoidance of doubt, the Dealer's purchase price after the above adjustments is BRL 52,575,428.08 (USD 28,249,652.40 at the agreed rate of 1.8611 BRL/USD) and will be paid in U.S. Dollars.

2. Payment for the Notes shall be made on the Settlement Date by the Dealer to Citibank, N.A., London office, as common depositary for Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, for transfer in immediately available funds to an account designated by the Bank.

3. The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(b) of the Standard Provisions, except for the document referred to in subparagraph (iii) of section 6(b), the receipt of which is hereby waived by the undersigned.

4. In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

   For purposes hereof, the notice details of the undersigned are as follows:

   FOR THE BANK:

   Inter-American Development Bank
   1300 New York Avenue, N.W.
   Washington, D.C. 20577
   Attention: Finance Department
   Chief, Treasury Division
   Telephone: 202-623-1310
   Facsimile: 202-623-3388

   FOR THE DEALER:

   Royal Bank of Canada Europe Limited
   71 Queen Victoria Street
   London EC4V 4DE
   Attention: Bond Origination and Syndicate Desk
   Telephone: +44 207 029 7031
   Facsimile: +44 207 029 7927

6. To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i) Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Represents and agrees that it has not offered or sold and will not offer or sell any Notes in Brazil. The Notes have not been and will not be registered with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários).

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

ROYAL BANK OF CANADA EUROPE LIMITED
(the "Dealer")



By:
Name: Bettina Howson
Title: Manager

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By:

Name: Edward Bartholomew
Title: Chief Financial Officer and General Manager, Finance Department

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2009
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2009, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	12,500,000	Zero Coupon Callable	100.00	1-Oct-09	1-Oct-2039
USD	12,500,000	Zero Coupon Callable	100.00	1-Oct-09	1-Oct-2039
BRL	48,000,000	9.00	100.9065	6-Oct-09	28-Aug-2012
USD	30,000,000	Zero Coupon Callable	100.00	19-Oct-09	19-Oct-2039
AUD	250,000,000	5.375	99.0330	20-Oct-09	27-May-2014
USD	2,250,000,000	1.75	99.881	22-Oct-09	22-Oct-2012
IDR	110,000,000,000	6.75	100.00	29-Oct-09	30-Oct-2013
BRL	52,000,000	9.00	100.875	29-Oct-09	28-Aug-2012
USD	30,000,000	Zero Coupon Callable	100.00	29-Oct-09	29-Oct-2039
USD	30,000,000	Zero Coupon Callable	100.00	30-Oct-09	30-Oct-2039
IDR	141,600,125,000	6.70	100.00	30-Oct-09	31-Oct-2011
USD	10,000,000	Zero Coupon Callable	100.00	5-Nov-09	5-Nov-2039
USD	25,000,000	Zero Coupon Callable	100.00	6- Nov-09	6-Nov-2039
USD	30,000,000	Zero Coupon Callable	100.00	12- Nov-09	12-Nov-2039
USD	10,000,000	Zero Coupon Callable	100.00	12- Nov-09	12-Nov-2039
IDR	46,625,000,000	6.70	100.50	16-Nov-09	31-Oct-2011
USD	50,000,000	Floating Rate	100.00	20-Nov-09	20-Nov-2011
TRY	152,000,000	0.50	66.00	24-Nov-09	26-Nov-2014
IDR	130,000,000,000	6.67	100.00	25-Nov-09	26-Nov-2014
AUD	300,000,000	6.00	99.022	25-Nov-09	25-May-2016
USD	10,000,000	Zero Coupon Callable	100.00	1-Dec-09	1-Dec-2039
IDR	96,980,000,000	6.70	100.00	10-Dec-09	31-Oct-2011
IDR	52,000,000,000	6.25	100.00	14-Dec-09	15-Dec-2014
IDR	186,500,000,000	6.70	100.00	18-Dec-09	31-Oct-2011
BRL	27,000,000	0.50	59.85	21-Dec-09	22-Dec-2015
USD	10,000,000	Zero Coupon Callable	100.00	22-Dec-09	22-Dec-2039

ORDINARY CAPITAL

December 31, 2009

(UNAUDITED)

Annex B

Ordinary Capital
Balance Sheet - As of December 31, 2009
(Expressed in thousands of United States dollars)

Assets			
Cash			$241,913
Investments			
Trading			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	$ 7,908,469		
Time deposits and other obligations of banks	4,453,936		
Asset- and mortgage- backed and corporate securities	3,941,188	$ 16,303,593	
Held to maturity			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	3,521,309		
Time deposits and other obligations of banks	166,901		
Asset- and mortgage- backed, corporate securities and commercial paper	121,880	3,810,090	20,113,683
Loans outstanding (1)			
Total loans approved, less cancellations		160,832,626	
Less:			
Principal collected		(80,201,227)	
Writte offs		(129,080)	
Loans sold		(898,405)	
Undisbursed balance		(21,555,079)	
		58,048,835	
Allowance for loan losses		(116,072)	57,932,763
Accrued interest and other charges			
On investments		64,469	
On loans		496,215	
On swaps, net		334,744	895,428
Receivable from members			
Non-negotiable, non-interest bearing demand obligations		95,151	
Non-negotiable, non-interest bearing term obligations		252,244	
Amounts required to maintain value of currency holdings		54,015	401,410
Currency and interest rate swaps			
Investments		16	
Loans		247,931	
Borrowings		3,646,997	3,894,944
Other Assets			
Property, improvements and equipment, at cost		554,663	
Less accumulated depreciation & amortization		(248,808)	
		305,855	
Postretirement benefit assets		172,711	
Unamortized borrowing costs		8,913	
Miscellaneous		38,394	525,873
Total assets			$ 84,006,014

(1) Excludes non-sovereign-guaranteed loan participations.

Ordinary Capital
Balance Sheet - As of December 31, 2009
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		$ 61,741,746	
Unamortized discount		(4,101,158)	
Bond fair value adjustments		758,777	
		58,399,365	
Short term borrowings, net		1,907,921	$ 60,307,286
Currency and interest rate swaps			
Investments		11,318	
Loans		171,130	
Borrowings		1,037,335	1,219,783
Amounts payable to maintain value of currency holdings			556,221
Other liabilities			
Payable for investment securities purchased		140,109	
Payable for cash collateral received		1,000	
Accrued interest on borrowings		621,540	
Postretirement benefit liabilities		68,054	
Accounts payable and accrued expenses		418,412	1,249,115
Total liabilities			63,332,405
Equity			
Capital stock			
Subscribed - 8,702,335 shares		104,980,030	
Less callable portion		(100,640,548)	
Paid-in		4,339,482	
General reserve		12,775,320	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	$ 947,571		
Accumulated SFAS 158 adjustments	(54,436)		
Accumulated SFAS 133 adjustments	172	893,307	20,673,609
Total liabilities and equity			$ 84,006,014

Ordinary Capital
Statement of Income (Loss) and General Reserve
For the Period Ended December 31, 2009
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2009	2008	2009	2008
Income				
From loans				
- Interest	$ 160,095	$ 203,312	$ 1,934,138	$ 2,300,918
- *Credit commissions*	3,103	2,563	36,280	23,515
- Fees from non-sovereign-guaranteed and emergency lending	6,122	2,450	31,773	30,884
	169,320	208,325	2,002,191	2,355,317
From investments	56,463	(188,260)	831,089	(973,580)
From other sources	(1,092)	(1,151)	14,840	10,881
Total income	224,691	18,914	2,848,120	1,392,618
Expenses				
Borrowing expenses	55,063	148,441	950,881	1,764,381
Administrative expenses	76,056	59,315	529,765	438,905
Special programs	31,374	12,986	93,965	68,421
Provision (credit) for loan and guarantee losses	(38,714)	47,361	(20,844)	92,993
Total expenses	123,779	268,103	1,553,767	2,364,700
Income (loss) before unrealized gain on non-trading derivatives and borrowings measured at fair value	100,912	(249,189)	1,294,353	(972,082)
Unrealized gain (loss) on non-trading derivatives and borrowings measured at fair value [1]	249,579	(881,047)	(500,164)	950,213
Net income (loss)	350,491	(1,130,236)	794,189	(21,869)
General reserve, beginning of period	12,424,829	13,111,367	11,981,131	11,909,897
SFAS 159 Cumulative effect adjustment	-	-	-	93,103
General reserve, end of period	$ 12,775,320	$ 11,981,131	$ 12,775,320	$ 11,981,131

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2009
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2009	2008	2009	2008
Net income (loss)	$ 350,491	$ (1,130,236)	$ 794,189	$ (21,869)
Other comprehensive income (loss):				
Translation adjustments				
General reserve	(51,629)	205,996	(77,883)	375,478
Special reserve	(14,916)	42,259	5,495	20,048
Total translation adjustments	(66,545)	248,255	(72,388)	395,526
Recognition of changes in Postretirement benefit assets	505,825	(1,371,448)	505,825	(1,371,448)
Reclassification to income - cash flow hedges	25	177	1,926	(3,505)
Total other comprehensive income (loss)	439,305	(1,123,016)	435,363	(979,427)
Comprehensive income (loss)	$ 789,796	$ (2,253,252)	$ 1,229,552	$ (1,001,296)

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2009
(Expressed in thousands of United States dollars)

	2009	2008
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (11,424,194)	$ (7,148,859)
Loan collections (net of participations)	4,542,532	4,740,237
Net cash (used in) provided by lending activities	(6,881,662)	(2,408,622)
Gross purchases of held to maturity investments	(4,232,837)	(3,287,291)
Gross proceeds from maturities of held to maturity investments	4,253,895	3,299,383
Miscellaneous assets and liabilities	(29,319)	(26,477)
Net cash used in lending and investing activities	(6,889,923)	(2,423,007)
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Proceeds from issuance	16,180,966	10,792,764
Repayments	(6,086,609)	(8,321,340)
Short term borrowings, net	(1,181,160)	881,395
Cash collateral received	1,000	-
Collections of receivable from members	3,387	4,729
Net cash provided by financing activities	8,917,584	3,357,548
Cash flows from operating activities		
Gross purchases of trading investments	(33,542,374)	(14,210,012)
Gross proceeds from sale or maturity of trading investments	30,475,487	12,259,021
Loan income collections, after swaps	2,152,470	2,412,364
Interest and other costs of borrowings, after swaps	(1,008,929)	(1,414,564)
Income from investments	305,330	568,486
Other income	14,840	10,881
Administrative expenses	(446,062)	(431,792)
Special programs	(38,699)	(20,513)
Net cash (used in) provided by operating activities	(2,087,937)	(826,129)
Effect of exchange rate fluctuations on cash	1,212	(7,494)
Net increase (decrease) in cash	(59,064)	100,918
Cash, beginning of period	300,977	200,059
Cash, end of period	$ 241,913	$ 300,977
Reconciliation of Net income (loss) to net cash used in operating activities:		
Net income (loss)	$ 794,189	$ (21,869)
Difference between amounts accrued and amounts paid or collected for:		
Loan income	150,279	57,047
Income from investments	(143,959)	(54,150)
Net unrealized loss (gain) on trading investments	(381,800)	1,596,216
Interest and other costs of borrowings, after swaps	(58,048)	349,817
Administrative expenses, including depreciation	83,703	7,113
Special programs	55,266	47,908
Unrealized (gain) loss on non-trading derivatives and borrowings measured at fair value	500,164	(950,213)
Net increase in trading investments	(3,066,887)	(1,950,991)
Provision (credit) for loan and guarantee losses	(20,844)	92,993
Net cash (used in) provided by operating activities	$ (2,087,937)	$ (826,129)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 72,741	$ (199,179)
Held to maturity investments	209,879	(236,947)
Loans outstanding and related swaps	(41,004)	805,629
Borrowings and related swaps	(26,511)	272,057
Receivable from members - net	(202,647)	259,643



February 19, 2010

File Desk
United States Securities
and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Sirs:

In accordance with your Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act, we enclose two (2) copies of the Periodic Report of the Inter-American Development Bank for the fiscal quarter ended December 31, 2009.

Very truly yours,

John S. Scott
Chief Counsel

Enclosures

File No. 83-1
Regulation IA
Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2009
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2009, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	12,500,000	Zero Coupon Callable	100.00	1-Oct-09	1-Oct-2039
USD	12,500,000	Zero Coupon Callable	100.00	1-Oct-09	1-Oct-2039
BRL	48,000,000	9.00	100.9065	6-Oct-09	28-Aug-2012
USD	30,000,000	Zero Coupon Callable	100.00	19-Oct-09	19-Oct-2039
AUD	250,000,000	5.375	99.0330	20-Oct-09	27-May-2014
USD	2,250,000,000	1.75	99.881	22-Oct-09	22-Oct-2012
IDR	110,000,000,000	6.75	100.00	29-Oct-09	30-Oct-2013
BRL	52,000,000	9.00	100.875	29-Oct-09	28-Aug-2012
USD	30,000,000	Zero Coupon Callable	100.00	29-Oct-09	29-Oct-2039
USD	30,000,000	Zero Coupon Callable	100.00	30-Oct-09	30-Oct-2039
IDR	141,600,125,000	6.70	100.00	30-Oct-09	31-Oct-2011
USD	10,000,000	Zero Coupon Callable	100.00	5-Nov-09	5-Nov-2039
USD	25,000,000	Zero Coupon Callable	100.00	6- Nov-09	6-Nov-2039
USD	30,000,000	Zero Coupon Callable	100.00	12- Nov-09	12-Nov-2039
USD	10,000,000	Zero Coupon Callable	100.00	12- Nov-09	12-Nov-2039
IDR	46,625,000,000	6.70	100.50	16-Nov-09	31-Oct-2011
USD	50,000,000	Floating Rate	100.00	20-Nov-09	20-Nov-2011
TRY	152,000,000	0.50	66.00	24-Nov-09	26-Nov-2014
IDR	130,000,000,000	6.67	100.00	25-Nov-09	26-Nov-2014
AUD	300,000,000	6.00	99.022	25-Nov-09	25-May-2016
USD	10,000,000	Zero Coupon Callable	100.00	1-Dec-09	1-Dec-2039
IDR	96,980,000,000	6.70	100.00	10-Dec-09	31-Oct-2011
IDR	52,000,000,000	6.25	100.00	14-Dec-09	15-Dec-2014
IDR	186,500,000,000	6.70	100.00	18-Dec-09	31-Oct-2011
BRL	27,000,000	0.50	59.85	21-Dec-09	22-Dec-2015
USD	10,000,000	Zero Coupon Callable	100.00	22-Dec-09	22-Dec-2039

ORDINARY CAPITAL

December 31, 2009

(UNAUDITED)

Annex B

Ordinary Capital
Balance Sheet - As of December 31, 2009
(Expressed in thousands of United States dollars)

Assets			
Cash			$241,913
Investments			
Trading			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	$ 7,908,469		
Time deposits and other obligations of banks	4,453,936		
Asset- and mortgage- backed and corporate securities	3,941,188	$ 16,303,593	
Held to maturity			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	3,521,309		
Time deposits and other obligations of banks	166,901		
Asset- and mortgage- backed, corporate securities and commercial paper	121,880	3,810,090	20,113,683
Loans outstanding (1)			
Total loans approved, less cancellations		160,832,626	
Less:			
Principal collected		(80,201,227)	
Writte offs		(129,080)	
Loans sold		(898,405)	
Undisbursed balance		(21,555,079)	
		58,048,835	
Allowance for loan losses		(116,072)	57,932,763
Accrued interest and other charges			
On investments		64,469	
On loans		496,215	
On swaps, net		334,744	895,428
Receivable from members			
Non-negotiable, non-interest bearing demand obligations		95,151	
Non-negotiable, non-interest bearing term obligations		252,244	
Amounts required to maintain value of currency holdings		54,015	401,410
Currency and interest rate swaps			
Investments		16	
Loans		247,931	
Borrowings		3,646,997	3,894,944
Other Assets			
Property, improvements and equipment, at cost		554,663	
Less accumulated depreciation & amortization		(248,808)	
		305,855	
Postretirement benefit assets		172,711	
Unamortized borrowing costs		8,913	
Miscellaneous		38,394	525,873
Total assets			$ 84,006,014

(1) Excludes non-sovereign-guaranteed loan participations.

Ordinary Capital
Balance Sheet - As of December 31, 2009
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		$ 61,741,746	
Unamortized discount		(4,101,158)	
Bond fair value adjustments		758,777	
		58,399,365	
Short term borrowings, net		1,907,921	$ 60,307,286
Currency and interest rate swaps			
Investments		11,318	
Loans		171,130	
Borrowings		1,037,335	1,219,783
Amounts payable to maintain value of currency holdings			556,221
Other liabilities			
Payable for investment securities purchased		140,109	
Payable for cash collateral received		1,000	
Accrued interest on borrowings		621,540	
Postretirement benefit liabilities		68,054	
Accounts payable and accrued expenses		418,412	1,249,115
Total liabilities			63,332,405
Equity			
Capital stock			
Subscribed - 8,702,335 shares		104,980,030	
Less callable portion		(100,640,548)	
Paid-in		4,339,482	
General reserve		12,775,320	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	$ 947,571		
Accumulated SFAS 158 adjustments	(54,436)		
Accumulated SFAS 133 adjustments	172	893,307	20,673,609
Total liabilities and equity			$ 84,006,014

Ordinary Capital
Statement of Income (Loss) and General Reserve
For the Period Ended December 31, 2009
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2009	2008	2009	2008
Income				
From loans				
- Interest	$ 160,095	$ 203,312	$ 1,934,138	$ 2,300,918
- Credit commissions	3,103	2,563	36,280	23,515
- Fees from non-sovereign-guaranteed and emergency lending	6,122	2,450	31,773	30,884
	169,320	208,325	2,002,191	2,355,317
From investments	56,463	(188,260)	831,089	(973,580)
From other sources	(1,092)	(1,151)	14,840	10,881
Total income	224,691	18,914	2,848,120	1,392,618
Expenses				
Borrowing expenses	55,063	148,441	950,881	1,764,381
Administrative expenses	76,056	59,315	529,765	438,905
Special programs	31,374	12,986	93,965	68,421
Provision (credit) for loan and guarantee losses	(38,714)	47,361	(20,844)	92,993
Total expenses	123,779	268,103	1,553,767	2,364,700
Income (loss) before unrealized gain on non-trading derivatives and borrowings measured at fair value	100,912	(249,189)	1,294,353	(972,082)
Unrealized gain (loss) on non-trading derivatives and borrowings measured at fair value [1]	249,579	(881,047)	(500,164)	950,213
Net income (loss)	350,491	(1,130,236)	794,189	(21,869)
General reserve, beginning of period	12,424,829	13,111,367	11,981,131	11,909,897
SFAS 159 Cumulative effect adjustment	-	-	-	93,103
General reserve, end of period	$ 12,775,320	$ 11,981,131	$ 12,775,320	$ 11,981,131

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2009
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2009	2008	2009	2008
Net income (loss)	$ 350,491	$ (1,130,236)	$ 794,189	$ (21,869)
Other comprehensive income (loss):				
Translation adjustments				
General reserve	(51,629)	205,996	(77,883)	375,478
Special reserve	(14,916)	42,259	5,495	20,048
Total translation adjustments	(66,545)	248,255	(72,388)	395,526
Recognition of changes in Postretirement benefit assets	505,825	(1,371,448)	505,825	(1,371,448)
Reclassification to income - cash flow hedges	25	177	1,926	(3,505)
Total other comprehensive income (loss)	439,305	(1,123,016)	435,363	(979,427)
Comprehensive income (loss)	$ 789,796	$ (2,253,252)	$ 1,229,552	$ (1,001,296)

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2009
(Expressed in thousands of United States dollars)

	2009	2008
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (11,424,194)	$ (7,148,859)
Loan collections (net of participations)	4,542,532	4,740,237
Net cash (used in) provided by lending activities	(6,881,662)	(2,408,622)
Gross purchases of held to maturity investments	(4,232,837)	(3,287,291)
Gross proceeds from maturities of held to maturity investments	4,253,895	3,299,383
Miscellaneous assets and liabilities	(29,319)	(26,477)
Net cash used in lending and investing activities	(6,889,923)	(2,423,007)
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Proceeds from issuance	16,180,966	10,792,764
Repayments	(6,086,609)	(8,321,340)
Short term borrowings, net	(1,181,160)	881,395
Cash collateral received	1,000	-
Collections of receivable from members	3,387	4,729
Net cash provided by financing activities	8,917,584	3,357,548
Cash flows from operating activities		
Gross purchases of trading investments	(33,542,374)	(14,210,012)
Gross proceeds from sale or maturity of trading investments	30,475,487	12,259,021
Loan income collections, after swaps	2,152,470	2,412,364
Interest and other costs of borrowings, after swaps	(1,008,929)	(1,414,564)
Income from investments	305,330	568,486
Other income	14,840	10,881
Administrative expenses	(446,062)	(431,792)
Special programs	(38,699)	(20,513)
Net cash (used in) provided by operating activities	(2,087,937)	(826,129)
Effect of exchange rate fluctuations on cash	1,212	(7,494)
Net increase (decrease) in cash	(59,064)	100,918
Cash, beginning of period	300,977	200,059
Cash, end of period	$ 241,913	$ 300,977
Reconciliation of Net income (loss) to net cash used in operating activities:		
Net income (loss)	$ 794,189	$ (21,869)
Difference between amounts accrued and amounts paid or collected for:		
Loan income	150,279	57,047
Income from investments	(143,959)	(54,150)
Net unrealized loss (gain) on trading investments	(381,800)	1,596,216
Interest and other costs of borrowings, after swaps	(58,048)	349,817
Administrative expenses, including depreciation	83,703	7,113
Special programs	55,266	47,908
Unrealized (gain) loss on non-trading derivatives and borrowings measured at fair value	500,164	(950,213)
Net increase in trading investments	(3,066,887)	(1,950,991)
Provision (credit) for loan and guarantee losses	(20,844)	92,993
Net cash (used in) provided by operating activities	$ (2,087,937)	$ (826,129)
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 72,741	$ (199,179)
Held to maturity investments	209,879	(236,947)
Loans outstanding and related swaps	(41,004)	805,629
Borrowings and related swaps	(26,511)	272,057
Receivable from members - net	(202,647)	259,643